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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMPTON HEDGE FUND MARKETING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1005 Ellison STREET
(No. and Street)

FALLS CHURCH (City) VA (State) 22046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KERICH, JAMES EDWARD
(Name – *if individual, state last, first, middle name*)

26501 RIDGE ROAD (Address) DAMASCUS (City) MD (State) 20872 (Zip Code)

SEC Mail Processing Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas H. McGregor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hampton Hedge Fund Marketing, LLC., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

02/27/09

MUHAMMAD IBRAHIM
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES DEC. 31, 2010
COMMISSION #7035299

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

HAMPTON HEDGE FUND MARKETING LLC

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR
ENDED DECEMBER 31, 2008

HAMPTON HEDGE FUND MARKETING LLC

CONTENTS

JAMES E. KERICH
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Member of
Hampton Hedge Fund Marketing, LLC

I have audited the accompanying statement of financial condition of Hampton Hedge Fund Marketing, LLC (the "Company"), as of December 31, 2008 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Hampton Hedge Fund Marketing, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 - 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

, CPA

Damascus, MD
February 23, 2009

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents	$ 55,709
Pension Asset	416,139
TOTAL ASSETS	$ 471,848

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses payable	$ 11,793
MEMBERS' EQUITY	460,055
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 471,848

See accompanying notes and auditors' report

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE		
Fee income		$ 1,802,201
Other income		-
Interest income		674
TOTAL REVENUE		1,802,875
EXPENSES		
Commission expense	$ 145,417	
Professional fees	55,751	
Insurance expense	30,363	
Travel and entertainment	20,460	
Taxes, other than on income	13,000	
Telephone	12,574	
Regulatory fees	9,749	
Office Rent	4,800	
Office Expense	833	
Pension Expenses	100	
TOTAL EXPENSES		293,047
NET INCOME		$ 1,509,828

See accompanying notes and auditors' report

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

Members' equity - January 1, 2008	$ 316,227
Net income	1,509,828
Capital Withdrawals	(1,366,000)
Members' equity - December 31, 2008	$ 460,055

See accompanying notes and auditors' report

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 1,509,828
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in operating assets:		
Pension Asset	(200,000)	
Decrease in operating liabilities:		
Accrued expenses payable	8,793	
TOTAL ADJUSTMENTS		(191,207)
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,318,621
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital withdrawals	(1,366,000)	
NET CASH USED FOR FINANCING ACTIVITIES		(1,366,000)
NET DECREASE IN CASH		(47,379)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		103,088
CASH AT END OF YEAR		$ 55,709

See accompanying notes and auditors' report

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hampton Hedge Fund Marketing, LLC (the "Company") began doing business as a registered broker-dealer with the Securities and Exchange Commission in January 2007. The principal source of the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

Basis of Accounting

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Advisory Fee income is recognized as earned, taking into consideration the terms of contractual arrangements and the period in which services are rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

Effective January 1, 2008, management has implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

For purpose of reporting cash flows, the Company considers cash and cash equivalents as those amounts which are not subject to restrictions or penalties and have an original maturity of three months or less.

NOTE B - INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns.

NOTE C - MAJOR CUSTOMER

Substantially all of the Company's advisory fee income comes from one customer.

NOTE D – ADVERTISING COSTS

The Company expenses advertising costs as they are incurred. The company did not incur any advertising expenses for the year ended December 31, 2008.

NOTE E – RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2008, the Company had net capital of $43,916, which exceeded the minimum requirement of $5,000 by $38,916. The Company's ratio of aggregate indebtedness to net capital ratio was .27 to 1.

NOTE H - DEFINED BENEFIT PENSION

The Company sponsors a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees. The benefits are based on each employee's years of service up to a maximum of 10 years and the highest average compensation received during any 3 consecutive years. An employee becomes fully vested upon completion of 5 years of qualifying service. It is the policy of the Company to fund an amount to the pension plan each year that will maximize it's deduction for federal income tax purposes.

The company uses a December 31 measurement date for its plans. The following tables provide information about changes in the benefit obligation and plan assets and the funded status of the Company's pension benefit plan:

Benefit cost	$	7,372
Employer contributions		200,000
Benefit payments		0
Benefit obligation at December 31, 2008	$	479,883
Fair value of plan assets at December 31		418,424
Net funded status of the plan	$	61,459
Net Amount Recognized	$	7,372

Amounts recognized in the statement of financial condition consist of:

Prepaid benefit costs	$	408,768

The accumulated benefit obligation for defined benefit pension plan was $479,883 at December 31, 2008.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

NOTE H - DEFINED BENEFIT PENSION (Continued)

Assumptions

The company used a weighted average discount rate of 8.0% and an expected return on plan assets of 8.0% to determine benefit obligations and net periodic benefit cost at and for the year ended December 31, 2008.

The Company's expected rate of return on plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

Plan Assets

The Company's pension plan weighted-average asset allocations at December 31, 2008 by asset category are as follows:

Asset Category	
Equity Securities	51%
Hedge Funds	49
Total	100%

The Company's investment strategy is to provide a modest return (5 – 10%) per year by investing in stocks, bonds, cash and hedge fund instruments. The Company attempts to mitigate investment risk by providing a diversified pool of assets with little correlation to major stock indices.

No plan assets are expected to be returned to the Company during 2009.

Cash Flows

The Company's contribution to the pension plan is discretionary for 2008 and currently has not determined an amount, if any, to be funded to the plan for 2008. Total benefit payments of $194,463 are expected to be paid beginning in the year 2030.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

HAMPTON HEDGE FUND MARKETING LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2008

CREDITS		
Members' equity		$ 460,055
DEBITS		
Pension Assets	$ 416,139	
TOTAL DEBITS		416,139
NET CAPITAL		43,916
Haircuts on securities positions:		
Equities/ Money markets	-	
Total Haircuts on securities positions		-
NET CAPITAL		43,916
Minimum net capital requirement		5,000
EXCESS NET CAPITAL		$ 38,916
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities		$ 11,793
Ratio: Aggregate indebtedness to net Capital		0.27 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited FOCUS X-17A-5 Part IIA filing.

See the accompanying Independent Auditor's Report.

JAMES E. KERICH
CERTIFIED PUBLIC ACCOUNTANT

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
Hampton Hedge Fund Marketing, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Hampton Hedge Fund Marketing, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the following deficiency in internal control that we consider to be material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Hampton Hedge Fund Marketing, LLC as of and for the year ended December 31, 2008, and this report does not affect my report thereon dated February 23, 2009.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

JAMES E. KERICH
CERTIFIED PUBLIC ACCOUNTANT

Segregation of Duties

Individual members of management initiate, authorize, and process cash disbursements. In addition, a member of management can initiate transactions and is responsible for all accounting and financial reporting. A properly designed system of internal control would include segregation of duties for these functions.

Management Response

Management of the Company believes the cost of correcting this control deficiency would exceed the benefits derived from doing so. Management of the Company believes it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Damascus, MD
February 23, 2009

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net